

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

April 15, 2009

Mr. Andrew N. Peterson
Vice President and CFO
Oil-Dri Corporation of America
410 North Michigan Avenue, Suite 400
Chicago, IL 60611-4213

> **RE:** **Form 10-K for the fiscal year ended July 31, 2008**
> **Form 10-Qs for the periods ended October 31, 2008 and January 31, 2009**
> **Schedule 14A filed October 31, 2008**
> **File No. 1-12622**

Dear Mr. Peterson:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Dietrich King, Staff Attorney, at (202) 551-3338. Please contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding our review of the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief